Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Callon Petroleum Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

13123X508

(CUSIP Number)

July 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123X508	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Percussion Petroleum Management II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,267,385
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,267,385

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,267,385
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.2%
12	Type of Reporting Person OO

CUSIP No. 13123X508	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Percussion Petroleum II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,267,385
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,267,385

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,267,385
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.2%
12	Type of Reporting Person OO

CUSIP No. 13123X508	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Callon Petroleum Company (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

One Briarlake Plaza

2000 W. Sam Houston Parkway South, Suite 2000

Houston, Texas 77042

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Percussion Petroleum Management II, LLC; and

Percussion Petroleum II, LLC.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 1001 Fannin Street, Suite 2200, Houston, Texas 77002.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

13123X508

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of July 3, 2023, based upon 68,137,197 shares of Common Stock outstanding as of July 3, 2023.

CUSIP No. 13123X508	Schedule 13G	Page 4 of 7

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Percussion Petroleum Management II, LLC(1)	6,267,385	9.2%	0	6,267,385	0	6,267,385
Percussion Petroleum II, LLC(1)	6,267,385	9.2%	0	6,267,385	0	6,267,385

(1)

Includes 716,273 shares of Common Stock that have been deposited into escrow with American Stock Transfer & Trust Company under the terms of an escrow agreement to support Percussion Petroleum Management II, LLC’s indemnification obligations. Such indemnification obligations are further supported by cash deposited into escrow and may be satisfied in cash, shares of Common Stock or a combination of both, at Percussion Petroleum Management II, LLC’s election. Subject to the terms of the escrow agreement, on or about January 3, 2024, all or a portion of the escrowed shares of Common Stock constituting not more than 50% of the value of such shares and escrowed cash not then subject to outstanding claims with respect to indemnity obligations, will be released from escrow and the remainder, if any, will be released on or about October 3, 2024, assuming that Percussion Petroleum Management II, LLC will have no indemnification obligations or, if it does, elects to satisfy such obligations with escrowed cash.

Percussion Petroleum Management II, LLC is the record holder of the shares of Common Stock reported herein.

Percussion Petroleum Management II, LLC is controlled by Percussion Petroleum II, LLC. As a result of the foregoing relationships, each of the Reporting Persons may be deemed to have shared voting and investment power with respect to the shares of Common Stock held by Percussion Petroleum Management II, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 13123X508	Schedule 13G	Page 5 of 7

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 13123X508	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2023

Percussion Petroleum Management II, LLC

By:	/s/ John Campbell III
Name:	John Campbell III
Title:	Co-Chief Executive Officer

Percussion Petroleum II, LLC

By:	/s/ John Campbell III
Name:	John Campbell III
Title:	Co-Chief Executive Officer

CUSIP No. 13123X508	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.